Mail Stop 3561

July 16, 2008

W. Bruce Johnson, Interim Executive Officer
Sears Holdings Corporation
3333 Beverly Road
Hoffman Estates, Illinois 60179

> **Re:** **Sears Holdings Corporation**
> **Correspondence Submitted on June 16, 2008 Regarding**
> **Annual Report on Form 10-K for the Year Ended February 2, 2008**
> **Filed March 26, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2008**
> **File No. 0-51217**

Dear Mr. Johnson:

We have reviewed your letter dated June 16, 2008 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the Year Ended February 2, 2008

1. We note your responses to comments 1 and 2 in our letter dated June 5, 2008. In those responses, you state that in future filings you will enhance and expand your discussion in response to our comments. Please provide us with your intended disclosure for the future filings.

Definitive Proxy Statement on Schedule 14A

Executive Compensation Program: Key Elements, page 13

2. We note your response to comment 5 in our letter dated June 5, 2008. In that response, you state that in future filings you will include a discussion of any remaining factors in Item 402(b)(2) of Regulation S-K to the extent that these factors provide investors with material information related to your compensation policies and decisions. Please tell us whether these factors provide investors with material information related to your compensation policies and decisions, and, if so, please provide us with your intended disclosure for future filings.

Annual Incentive Compensation, page 14

3. We note your response to comment 6 in our letter dated June 5, 2008. Please provide us with your intended disclosure for the future filings with regard to how difficult it will be for the executive or how likely it will be for you to achieve all the performance targets you discuss.

Long-Term Performance-Based Compensation, page 15

4. We note your response to comment 7 in our letter dated June 5, 2008. In that response, you state that you will discuss the 2006 LTIP in future filings, including an explanation of how the grants under the 2006 LTIP may influence other compensation decisions. Please provide us with your intended disclosure for the future filings.

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Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact John Fieldsend, Attorney-Advisor, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director